SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

I.	FINANCIAL INFORMATION
	A.	Financial Statements
		Unaudited Consolidated Balance Sheets	2
		Unaudited Consolidated Statements of Operations	4
		Unaudited Condensed Consolidated Statements of Cash Flow	5
		Unaudited Condensed Consolidated Statements of Shareholders’ Equity	6
		Notes to Unaudited Condensed Consolidated Financial Statements	7
	B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
		Overview	19
		Results of Operations	20
		Changes in Financial Condition	32
		Forward-Looking Statements	35
	C.	Quantitative and Qualitative Disclosures About Market Risk
		Exchange Rate Risk	36
		Interest Rate Risk	38

II.	OTHER INFORMATION
	A.	Legal Proceedings	39
	B.	Risk Factors	39
	C.	Use of Proceeds	39
i

     Telvent GIT, S.A. (the “Company”), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their operations, business processes and customer services.
     We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares, pursuant to a Registration Statement on Form F-1 dated October 21, 2004, that we would quarterly furnish to the U.S. Securities and Exchange Commission (“SEC”) and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and substantially the same other information required by a Form 10-Q.

I. FINANCIAL INFORMATION
A. Financial Statements
TELVENT
Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€79,803	€80,010
Restricted cash	—	3,183
Other short-term investments	229	709
Derivative contracts	996	1,194
Accounts receivable (net of allowances of € 2,919 as of March 31, 2006 and € 2,650 as of December 31, 2005)	78,407	92,494
Unbilled revenues	93,811	77,069
Due from related parties	19,039	45,449
Inventory	19,419	11,622
Other taxes receivable	10,972	8,434
Deferred tax assets	6,294	6,043
Other current assets	1,876	1,532

Total current assets	€310,846	€327,739
Deposits and other investments	1,762	1,870
Property, plant and equipment, net of accumulated depreciation of € 42,360 as of March 31, 2006 and € 40,368 as of December 31, 2005	51,491	52,965
Long-term receivables and other assets	10,844	11,317
Deferred tax assets	14,507	14,446
Other intangible assets, net of accumulated amortization of € 14,852 as of March 31, 2006 and € 14,231 as of December 31, 2005	13,986	10,143
Goodwill	16,914	16,862

Total assets	€420,350	€435,342

Liabilities and shareholders’ equity:
Current liabilities:
Accounts payable	€136,491	150,246
Billings in excess of costs and estimated earnings	12,738	20,417
Accrued and other liabilities	16,871	9,418
Income and other taxes payable	8,521	17,835
Deferred tax liabilities	5,084	3,082
Due to related parties	21,871	11,146
Current portion of long-term debt	6,409	8,515
Short-term debt	23,241	23,958
Short-term leasing obligations	1,959	1,948
Derivative contracts	978	1,440

Total current liabilities	€234,163	€248,005

TELVENT
Unaudited Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Long-term debt less current portion	€14,308	€15,310
Long-term leasing obligations	3,652	4,035
Other long term liabilities	7,103	7,507
Deferred tax liabilities	79	673
Unearned income	247	211

Total liabilities	€259,552	€275,741

Minority interest	422	1,604

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued, and outstanding, same class and series	€87,889	€87,889
Additional paid-in capital	38,922	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income	44	2,883
Retained earnings	33,521	28,798

Total shareholders’ equity	€160,376	€157,997

Total liabilities and shareholders’ equity	€420,350	€435,342

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2006	2005
Revenues	€95,306	€75,590
Cost of revenues	71,918	57,055

Gross profit	€23,388	€18,535

General and administrative	8,222	5,413
Sales and marketing	5,070	3,190
Research and development	2,980	3,369
Depreciation and amortization	1,884	2,013

Total operating expenses	€18,156	€13,985

Income from operations	5,232	4,550
Financial income (expense), net	571	(414)

Total other income (expense)	€571	€(414)
Income before income taxes	5,803	4,136
Income tax expense	1,198	484

Net income before minority interest	€4,605	€3,652

Loss/(profit) attributable to minority interests	118	(606)

Net income	€4,723	€3,046

Earnings per share
Basic and diluted net income per share	€0.16	€0.10

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

The consolidated statements of operations include the following income (expense) items from transactions with related parties:

	Three Months Ended March 31,
	2006	2005
Revenues	€6,035	€4,000
Cost of revenues	(2,272)	(2,207)
General and administrative	(1,482)	(1,021)
Financial income (expense), net	62	57
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros)

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net income before minority interest	€4,605	€3,652
Adjustments to reconcile net income to net cash provided by operating activities	4,208	5,214
Change in operating assets and liabilities, net of amounts acquired	(29,326)	(17,774)
Change in operating assets and liabilities due to temporary joint ventures	(1,309)	1,507

Net cash used in operating activities	€(21,822)	€(7,401)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	24,862	17,965
Acquisition of subsidiaries, net of cash acquired	(5,731)	—
Purchase of property, plant & equipment	(557)	(917)
Purchases of short-term investments	—	(18,431)
(Acquisition) disposal of investments	(173)	932

Net cash provided by investing activities	€21,584	€7,577

Cash flows from financing activities:
Repayment of short-term debt, net	(3,884)	(6,816)
Repayment of long-term debt, net	(717)	(5,617)
Due to related parties	4,319	548

Net cash used in financing activities	€(282)	€(11,885)

Net decrease in cash and cash equivalents	€(520)	€(11,709)
Net effect of foreign exchange in cash and cash equivalents	313	960
Cash and cash equivalents at the beginning of period	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€79,803	€69,766

Supplemental disclosure of cash information
Cash paid for the period:
Income taxes	€—	€—
Interest	€895	€1,636

Non-cash transactions:

Capital leases	€—	€211
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
(In thousands of Euros, except share and per share amounts)

			Additional		Deferred	Accumulated Other	Total
	Ordinary Shares		Paid-in	Retained	Stock	Comprehensive	Shareholders’
	Shares	Amount	capital	Earnings	Compensation	Income / (Loss)	Equity
Balance, December 31, 2005	29,247,100	€87,889	€40,471	€28,798	€(2,044)	€2,883	€157,997
Comprehensive income:
Net Income	—	—	—	4,723	—	—	4,723
Foreign currency translation adjustment	—	—	—	—	—	(2,839)	(2,839)

Total comprehensive income							1,884
Elimination of deferred compensation balance	—	—	(2,044)	—	2,044	—	—
Amortization of formula based stock compensation plan	—	—	425	—	—	—	425
Abengoa stock compensation expense	—	—	70	—	—	—	70

Balance, March 31, 2006	29,247,100	€87,889	€38,922	€33,521	€—	€44	€160,376

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
1. Description of Business
     Telvent GIT, S.A. (“Telvent” or the “Company”) is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. These products and services solutions include systems integration, consulting services, design and engineering services, maintenance services and software that enable our customers to more efficiently manage their core operations, business processes and customer services.
2. Significant Accounting Policies
Principles of Consolidation
     The accompanying Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for their fair statement in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the U.S. Securities and Exchange Commission (“SEC”) rules and regulations.
     The results of operations for the three-month period ended March 31, 2006 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with Management’s Discussion and Analysis and the Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on May 3, 2006 (“Annual Report”).
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Stock Compensation Plan
     The Company applied, until December 31, 2005, Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its formula based stock purchase plan. Compensation expense was recognized in earnings at the balance sheet date based on a formula, with the exception of shares granted after

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
January 1, 2003, where compensation expense was recognized based on the excess, if any, of the fair-value of the Company’s stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. For ordinary shares sold to employees after January 1, 2003, we estimated the fair value of our stock at the date of sale on the basis of the midpoint of the expected price range for a public share offering less a 15% discount. The allocation of a discount was due to the non-marketability of the shares as a result of the absence of a public market in 2003.
     Upon adoption of SFAS No. 123R, Share-Based Payment (“SFAS 123R”), on January 1, 2006, the Company has designated its formula based stock purchase plan as an equity award plan and has started to record as an expense the fair value of the shares purchased by employees under the plan. As the shares sold under the incentive plan consist of unvested stock, the fair value applied was the estimated market value on the grant date, as previously calculated for the pro-forma disclosures under SFAS 123. The Company has chosen the prospective application transition method allowed by SFAS 123R. The deferred compensation balance of € 2,044 related to this plan has been eliminated against additional paid-in-capital, as required by SFAS 123R.
     The applicable disclosure requirements of SFAS 148 have been provided below for the period ended March 31, 2005 and 2006:

	Three Months Ended
	March 31,
	2006	2005
Net income as reported	€4,723	€3,046
Add share-based compensation cost included in net income as reported	€425	€210
Less share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards	€(425)	€(631)
Pro forma net income if the fair value based method had been applied to all awards	€4,723	€2,625
Basic and diluted earnings per share as reported in Euro	€0.16	€0.10
Pro forma basic and diluted earnings per share in Euro	€0.16	€0.09
     In addition, the Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa on Abengoa’s shares. The plan is for members of the senior management of Abengoa and its subsidiaries, including senior management of Telvent and its subsidiaries. Details of this plan are provided in our Annual Report on Form 20-F for the year ended December 31, 2005. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan has been performed at the grant date, which was January 23, 2006, and the corresponding compensation cost is being recognized over the requisite service period of five years and six months (cliff vesting). The fair value of the 528,700 shares granted, amounting to € 1,518 (€ 2.87 per share), is measured at the grant date and remains fixed unless and until the award is modified. Compensation cost recorded on this plan for the three month period ended March 31, 2006 amounted to € 70.
3. Recent Accounting Pronouncements
     In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments”. This standard amends the guidance in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS No. 155 allows financial instruments

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. The provisions of SFAS No. 155 nullify or amend certain Derivatives Implementation Group (DIG) Issues. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets — An Amendment of FASB Statement No. 140”. This standard amends the guidance in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. Among other requirements, SFAS No. 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations:
a.	A transfer of the servicer’s financial assets that meets the requirements for sale accounting;

b.	A transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; or

c.	An acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates.
     SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier adoption permitted. The Company does not expect the adoption of this Statement to have any material effect on its financial position, results of operations or cash flows.
     On April 13, 2006, the FASB issued FSP FIN 46R-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46R. This FSP addresses certain major implementation issues related to FASB Interpretation No. 46 (R), Consolidation of Variable Interest Entities. Specifically, this FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46R. The variability that is considered in applying FIN 46R affects the determination of (a) whether the entity is a variable interest entity or VIE, (b) which interests are “variable interests” in the entity, and (c) which party, if any, is the primary beneficiary of the VIE. That variability will affect any calculation of expected losses and expected residual returns, if such a calculation is necessary.
     The effective date and transition requirements prescribed by FSP FIN 46R-6 are complex. An enterprise is required to apply the guidance in the FSP prospectively to all entities (including newly created entities) with which that enterprise first becomes involved and to all entities previously required to be analyzed under FIN 46R when a “reconsideration event” has occurred as defined in paragraph 7 of FIN 46R beginning the first day of the first reporting period beginning after June 15, 2006. Retrospective application is permitted but not required. The

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
Company has not yet assessed what effect, if any, the adoption of this FSP will have on its financial condition, results of operations, or cash flows.
     On March 16, 2006, the EITF reached a conclusion on Issue 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). This issue deals with the income statement presentation of vendor taxes imposed directly on revenue-producing transactions between a seller and a customer. This consensus affects entities with taxes that are externally imposed on revenue producing transactions between seller and a customer, such as sales, value added, use and excise taxes assessed at the point of sale. This consensus provides that these entities may adopt a policy of presenting taxes in the income statement on either a gross or net basis. If taxes are significant an entity should disclose its policy of presenting taxes and the amounts of taxes that are recognized on a gross basis. The consensus, after the expected FASB ratification, is effective for periods beginning after December 15, 2006. The Company has not yet assessed what effect, if any, the adoption of this EITF will have on its income statement presentation.
4. Investments in Joint Ventures
     The Company participates in joint venture arrangements or Union Temporal de Empresas (“UTEs”) in connection with its share of certain long-term service contracts.
     These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.
     As of March 31, 2006, the increase in total assets from these consolidated entities amounted to € 32,052. Total revenue recognized with respect to these consolidated joint ventures was € 7,875, including € 5,365 of revenues of other venture partners in these arrangements during the three months ended March 31, 2006. During the corresponding period in 2005, revenue recognized with respect to these consolidated joint venture was € 8,398, including € 6,243 of revenues of other venture partners in these arrangements. Corresponding costs due to other joint venture partners of € 5,335 and € 5,635, are recognized in cost of revenues for the three month period ended March 31, 2006 and 2005, respectively. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs’ obligations. The Company’s maximum exposure to loss related to performance guarantees given by Telvent as a result of its involvement with the UTEs that are not consolidated is € 2,306.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
5. Inventory
     Inventory consists of the following:

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Raw Materials	€2,141	€2,233
Work-in-progress	17,278	9,389

	€19,419	€11,622

6. Acquisition of Miner & Miner
     As part of the original share purchase agreement for the purchase of 70% of the shares of Miner & Miner, if Miner & Miner’s financial performance for the period December 1, 2004 through December 31, 2005 met a minimum target level, Telvent would be obligated to purchase the remaining 30% of the shares for a purchase price determined by a financial performance formula. Effective January 1, 2006, the Company acquired the remaining 30% of the shares of Miner & Miner for a total purchase price of € 5,731, which was paid on February 22, 2006. This purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed, based on an updated valuation of Miner & Miner performed as of the purchase date. As a result, the following is a summary of the allocation of the total purchase price for 100% of Miner & Miner, and the goodwill arising from this acquisition:

As of
March 31,
2006
(unaudited)
Adjusted working capital	€1,266
Property, plant and equipment	327
Intangible assets:
Customer contracts and relationships	5,453
Software technology	1,446
Brand names	620
Goodwill	3,197

Total purchase price	€12,309

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
7. Financial Instruments
The following table provides quantitative information about the Company’s outstanding derivative financial instruments.

	As of March 31, 2006
	(Unaudited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Forward exchange contracts:
Euro/ US Dollar versus:
US Dollars	€435	€5,727	€179	€4,766
Brazilian Reais	(39)	966	195	2,023
Mexican Pesos	14	233	—	—
Canadian Dollars	455	16,769	430	32,819
Maroc Dirhams	—	—	4	613
Jordan Dinars	—	—	37	1,117
Qatari Riyals	—	—	78	3,560
Japanese Yen	12	6,614	12	6,614
Swedish Kronas	7	408	—	—
Thai Bahts	4	659	18	2,272

	€888	€31,376	€953	€53,874

Interest rate contracts:
Interest rate caps	108	12,315	25	23,480

Total	€996	€43,691	€978	€77,264

	As of December 31, 2005 (Audited)
	Positive	Notional	Negative	Notional
	Fair Value	Amount	Fair Value	Amount
Euro/ US Dollar versus:
US Dollars	€435	€7,336	€312	€6,150
Brazilian Reais	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Maroc Dirhams	—	—	7	614
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214

Interest rate contracts:
Interest rate cap	—	—	—	23,480

Total	€1,194	€35,275	€1,440	€61,694

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
8. Due to and from related parties
The details of balances with group companies and related parties are as follows:

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Due from related parties:
Accounts receivable	€15,902	€17,450
Credit line receivable	3,137	27,999

	€19,039	€45,449

Due to related parties:
Trade payables	€12,264	€5,858
Credit line payable	9,607	5,288

	€21,871	€11,146

9. Commitments and Contingencies
Commitments
     The Company has deferred and contingent payments on the Almos acquisition of € 1,500 and € 1,750, respectively.
Contingencies
     From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company’s business, consolidated results of operations, financial condition, or cash flows.
Guarantees
Performance Guarantees
In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfil the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.
Financial Guarantees
     The Company has provided € 1,500 of financial guarantees in connection with the deferred payment to acquire Almos Systems.
     As of March 31, 2006, the Company maintains the following guarantees:

		Estimated
	Maximum	Proceeds from	Carrying
	Potential	Collateral/	Amount of
	Payments	Recourse	Liabilities
	(Unaudited)
Performance guarantees	€147,291	€1,701	€—
Financial guarantees	1,500	—	1,500

	€148,791	€1,701	€1,500

     The maximum potential payments represent a “worse-case scenario”, and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company’s payments under guarantees.
Product Warranties
     The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any material unexpected costs associated with servicing its warranties.
10. Segments and Geographic Information
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in operating expenses and are not allocated to the segments.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts)
•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.
•	Traffic provides services such as urban and interurban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.
•	Transport focuses on fare collection and centralized traffic control systems for railways and other public transportation systems, such as light trains, buses and trams systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.
•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.
•	Other includes health care, public administration and managed services.

	Three Month Period Ended March 31, 2006 (Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€41,342	€26,845	€8,925	€9,409	€8,785	€95,306
Cost of revenues	30,635	21,064	7,538	6,774	5,907	71,918

Gross profit	€10,707	€5,781	€1,387	€2,635	€2,878	€23,388

Operating expenses						(18,156)
Other income, net						571

Income before income taxes						€5,803

	Three Month Period Ended March 31, 2005 (Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€35,273	€24,511	€3,550	€4,742	€7,514	€75,590
Cost of revenues	26,896	19,315	2,608	3,751	4,485	57,055

Gross profit	€8,377	€5,196	€942	€991	€3,029	€18,535

Operating expenses						(13,985)
Other expenses, net						(414)

Income before Income taxes						€4,136

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts
     The majority of the joint ventures’ net revenues that the Company consolidates due to FIN 46-R are included in the Company’s Traffic segment.
Assets by segment
     The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.
     Segment assets of the Company are as follows:

	As of March 31, 2006 (Unaudited)
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€136,976	€73,157	€24,323	€31,362	€71,154	€336,972
Unallocated assets						50,025
U.S. GAAP adjustments						33,353

Total assets						€420,350

			As of December 31, 2005 (Audited)
	Energy	Traffic	Transport	Environment	Other	Total
Segment assets	€129,042	€62,060	€14,531	€28,380	€62,957	€296,970
Unallocated assets						84,585
U.S. GAAP adjustments						53,787

Total assets						€435,342

     Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts
Geographic Information
     For the three months ended March 31, 2006 and 2005, sales outside of Spain comprised 45.6% and 45.6% of the Company’s revenues, respectively. Revenues consisted of sales to customers in the following areas:

	Three Months Ended March 31,
	2006	2005
	(Unaudited)
Europe	€56,125	€44,318
Latin America	16,119	12,327
North America	15,148	10,758
Asia-Pacific	3,672	3,225
Middle-East and Africa	4,242	4,962

	€95,306	€75,590

     The most significant investments included in property, plant and equipment, net of depreciation, outside of Spain, are located in:

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Portugal	€5,112	€5,194
North America	1,287	1,482
Latin America	366	336
China	1,097	1,155
Others	166	173

	€8,028	€8,340

11. Subsequent Events
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield, a Beijing based leading provider of IT services and solutions for traffic management and consulting, for a total purchase price of Rmb 32 million (€ 3.2 million).
     On May 18, 2006, Telvent signed a definitive stock and asset purchase agreement whereby Telvent will acquire PB Farradyne business and related assets. The total purchase price for the

TELVENT
Notes to Unaudited Condensed Consolidated Financial Statements
(In thousands of Euros, except share and per share amounts
Farradyne Business is U.S. $38 million, which is payable on closing and is subject to certain post-closing adjustments. A portion of the purchase price will be paid into escrow and will serve as security for the sellers’ obligations to Telvent under the Agreement. This acquisition will be financed through a mix of use of proceeds from our IPO and a credit agreement which is being finalized with a financial institution. The purchase transaction is expected to close on or before July 1, 2006, subject to satisfaction of various closing conditions.

B.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
     We are an information technology company that specializes in high value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport, and Environment). In addition we provide similar products and services solutions in the areas of healthcare, public administration and managed services that we include in our “Other” sector, primarily in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers’ enterprise information technology systems.
     Our customers include some of the largest energy companies and utilities in the United States, Canada, Spain, Mexico, Brazil and China, the traffic or transport authorities of some of the largest cities in Europe, North America, Latin America (including Mexico), the Asia-Pacific region, the Middle-East and Africa and a number of government environmental entities in Europe, North America, Latin America, Australia and the Middle-East.

     Our ordinary shares have been quoted on the Nasdaq National Market under the symbol “TLVT” since October 2004; they are not listed on any exchange or otherwise quoted for trading in Spain. As of May 26, 2006, there were 29,247,100 Ordinary Shares issued and outstanding.
Results of Operations
     We prepared our consolidated financial statements for the three-month periods ended March 31, 2006 and March 31, 2005 in accordance with U.S. GAAP.
     Our results of operations for the periods reviewed include the results of operations of our two acquisitions at different points during the periods reviewed:
•	We acquired 70% of Miner & Miner Consulting Engineers, Incorporated (“Miner & Miner”) on December 10, 2004 and the remaining 30% effective January 1, 2006. Therefore, 70% of the results of operations of Miner & Miner are reflected in our net results of operations (after minority interest) for the three-month period ended March 31, 2005, and 100% in the corresponding period in 2006.

•	We acquired 100% of Almos on July 6, 2005. Therefore, the results of operations of Almos are reflected in our results of operations for the three-month period ended March 31, 2006, but not in the corresponding period in 2005.

The following sections provide comparative discussions of our results of operations by line item, by segment and by geographical region for the first quarter of each of 2006 and 2005.

			Percentage		Percentage
			of		of
			Revenues		Revenues
			for the	For the	for the
			Three	Three	Three
	For the Three Months		Months	Months	Months	Percentage
	Ended March 31,		Ended	Ended	Ended	Change
			March 31,	March 31,	March 31,
	2006(1)	2006	2006	2005	2005	2005-2006
	(Euros in thousands, except percentages)
	(unaudited)
Revenues(2)	$115,692	€95,306	100%	€75,590	100%	26.1%

Cost of revenues(2)	87,301	71,918	75.5	57,055	75.5	26.1

Gross profit	28,391	23,388	24.5	18,535	24.5	26.2

General and administrative	9,981	8,222	8.6	5,413	7.2

Sales and marketing	6,154	5,070	5.3	3,190	4.2

Research and development	3,617	2,980	3.1	3,369	4.5

Depreciation and amortization	2,287	1,884	2.0	2,013	2.7

Total operating expenses	22,040	18,156	19.1	13,985	18.5

Income from operations	6,351	5,232	5.5	4,550	6.0	15.0

Financial income (expense), net	693	571	0.6	(414)	0.5

Total other income (expense)	693	571	0.6	(414)	0.5

Income before income taxes	7,044	5,803	6.1	4,136	5.5

Income tax expense	1,454	1,198	1.3	484	0.6

Net income before minority interest	5,590	4,605	4.8	3,652	4.8

Loss (Profit) attributable to minority interest	143	118	0.1	(606)	0.8

Net income	$5,733	€4,723	5.0	€3,046	4.0	55.1

Basic and diluted net income per share	$0.20	€0.16		€0.10

Weighted average number of shares outstanding		29,247,100		29,247,100

(1)	Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2139 to € 1.00 (based on the noon buying rate on March 31, 2006). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2)	Results of operations for the three-month periods ended March 31, 2006 and 2005 include the effect of consolidating certain joint venture agreements in accordance with FIN 46(R), “Consolidation of Variable Interest Entities.” We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities. Revenues relating to other joint-venture partners for the three-month periods ended March 31, 2006 and 2005 were increased by € 5.4 million and € 6.2 million, respectively, while cost of revenues were increased by € 5.3 million and € 5.6 million, respectively, for the same periods.
Bookings and Backlog
     New contract bookings represent new contracts signed during the period, regardless of performance. New contract bookings for the three months ended March 31, 2006 were € 143.7 million, an increase of € 41.6 million, or 40.7%, from new bookings of € 102.1 million for the three months ended March 31, 2005. We provide information regarding our bookings because we believe doing so provides useful trend information regarding changes in the volume of our new business over time.
     Backlog as of March 31, 2006 was € 446.7 million, an increase of € 134.9 million, or 43.2%, from a backlog of € 312.1 million as of March 31, 2005. Our backlog represents the portion of our signed contracts for which performance is pending. Backlog excludes our pipeline of projects that we are pursuing, but as to which we have not yet signed binding agreements.
Revenues

Three Months Ended	Three Months Ended	Percent
March 31,	March 31,	Change
2006	2005	2005-2006
(Euros in thousands, except percentages)
€ 95,306	€ 75,590	26.1%
     The increase in our revenues for the three-month period ended March 31, 2006 over the corresponding period in 2005 was due primarily to organic growth in our businesses, mainly from our Energy and Transport sectors, and the effect of the consolidation of Almos, which we acquired in 2005. Almos contributed € 3.4 million in the first quarter of 2006, with no corresponding contribution in the first quarter of 2005. In the three-month period ended March 31, 2006, we also consolidated additional revenues of € 5.4 million relating to other joint venture partners, and € 6.2 million in the corresponding period of the prior year.
Cost of Revenues

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 71,918	75.5%	€ 57,055	75.5%	26.1%

     Cost of revenues remained constant as a percentage of revenues period-to-period. Cost of revenues for the three-month periods ended March 31, 2006 and March 31, 2005 included € 5.3 million and € 5.6 million, respectively, due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. Nonetheless, we continue our ongoing efforts to generate more revenues from higher value-added applications with higher gross margins and the contributions of our managed services and healthcare IT businesses in our “Other” sector.
General and Administrative

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 8,222	8.6%	€ 5,413	7.2%	51.9%
     Our general and administrative expenses increased from the three months ended March 31, 2005 to the three months ended March 31, 2006 mainly as a result of the additional legal, accounting, internal control, and investor relations costs that we continue to incur as a result of having become a publicly-traded company in the United States. We are implementing a system of internal control over financial reporting to comply with Section 404 of the Sarbanes Oxley Act, which has contributed to this increase. Although our continuing reorganization efforts produced some cost savings in the first quarter of 2006, such cost savings were partially offset by the expenses described above. We expect that our internal reorganization will continue to contribute cost savings in the near future, but we also expect to continue to incur additional internal control, accounting, legal costs and other expenses throughout 2006.
     In addition, our stock compensation plan increased our general and administrative expenses in both periods; the impact of these charges was € 0.5 million and € 0.2 million for the three-month periods ended March 31, 2006 and March 31, 2005, respectively, as a result of the change in the basis of accounting for stock compensation plans (Note 2 to our Unaudited Condensed Consolidated Financial Statements).
Sales and Marketing

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 5,070	5.3%	€ 3,190	4.2%	58.9%
     The increase in our sales and marketing expense from the three months ended March 31, 2005 to the three months ended March 31, 2006 was primarily the result of higher selling expenses and sales personnel costs incurred with increased business activity across sectors and geographies, especially in connection with our efforts to develop our Traffic sector business in North America and the consolidation of our presence in new regions such as the Middle-East and Africa.
Research and Development

Three	Percentage of	Three Months	Percentage of
Months	First Quarter	Ended	First Quarter	Percent
Ended March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 2,980	3.1%	€ 3,369	4.5%	(11.5)%
     Our research and development expenses decreased in the three-month period ended March 31, 2006 over the corresponding period in 2005. Nonetheless, we intend to maintain an approximate level of investment in research and development of 4%, as a percentage of revenues, excluding the effect of the consolidation of our temporary consortiums. We also expect to continue to optimize our research and development expenses after the reorganization of our research and development department across our global operations and with the realization of synergies from the integration of the businesses that we acquired in 2004 and 2005. The number of our research and development projects related to the development of higher value-added applications are expected to increase in line with our “up the hourglass” strategy (described in our Annual Report on Form 20-F).
Depreciation and Amortization

Three Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 1,884	2.0%	€ 2,013	2.7%	(6.4)%
     Our depreciation and amortization expense as a percentage of revenues decreased from the three months ended March 31, 2005 to the three months ended March 31, 2006 mainly due to the fact that we have not made a significant investment in capital expenditures, and therefore, depreciation charges decrease year-over-year. However, this expense also includes non-cash amortization expense resulting from the purchase price allocations (which resulted primarily in the recognition of intangible assets such as backlog/customer contracts, software technology and customer relationships) in the acquisition of the NMS Division of Metso, WBU-Xwave, Miner & Miner and Almos, and additional amortization and depreciation expense consolidated as a result of these purchases. The amortization expense related to intangibles arising from the purchase price allocation of these businesses was € 0.5 million in the three months ended March 31, 2006 and € 0.4 million in the corresponding period of the prior year.

Financial Income (Expense), Net

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 571	0.6%	€ (414)	0.5%	237.9%
     Financial income increased from the first quarter of 2005 to the first quarter of 2006 mainly due to the impact of the mark-to-market of our derivatives, which amounted to €0.3 million in 2006 and € (0.5) million in 2005, representing an increase of €0.8 million year-over-year.
Income Tax Expense

Three Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 1,198	1.3%	€ 484	0.6%	147.5%
     Income tax expense is based on our level of income before income taxes, research and development deductions, and net operating losses. We calculated income tax expense for the quarters ended March 31 in each year based on the estimated effective tax rate for the full year.
Net Income

Three
Months	Percentage of	Three Months	Percentage of
Ended	First Quarter	Ended	First Quarter	Percent
March 31,	2006	March 31,	2005	Change
2006	Revenues	2005	Revenues	2005-2006
(Euros in thousands, except percentages)
€ 4,723	5.0%	€ 3,046	4.0%	55.1%
     As a result of the combination of the foregoing reasons, our net income increased by 55.1% from the first quarter of 2005 to the first quarter of 2006.
Segment Analysis
     The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport,

Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in “other corporate operating expenses” and are not allocated to the segments.
•	Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

•	Traffic provides services such as urban and inter-urban traffic management systems (ITS), including incident detection, intersection control, city access management systems, security and enforcement systems and electronic toll collection systems.

•	Transport focuses on fare collection and centralized traffic control systems for railways and public transportation systems, such as light trains, buses and trans systems, telecontrol systems for railway infrastructures, and access control and payment systems for parking.

•	Environment provides environment protection systems, water and wastewater management applications and meteorological information systems.

•	Other includes healthcare, public administration and managed services.

	Three Months Ended March 31, 2006

	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€41,342	€26,845	€8,925	€9,409	€8,785	€95,306
Gross Profit	€10,707	€5,781	€1,387	€2,635	€2,878	€23,388
Gross Margin	25.9%	21.5%	15.5%	28.0%	32.8%	24.5%

	Three Months Ended March 31, 2005
	(Euros in thousands, except percentages)
	Energy	Traffic	Transport	Environment	Other	Total
Revenues	€35,273	€24,511	€3,550	€4,742	€7,514	€75,590
Gross Profit	€8,377	€5,196	€942	€991	€3,029	€18,535
Gross Margin	23.7%	21.2%	26.5%	20.9%	40.3%	24.5%
     Energy

	Three Months Ended March 31
	2006	2005
	(Euros in thousands,
	except percentages)
Revenues	€41,342	€35,273
Gross Profit	€10,707	€8,377
Gross Margin	25.9%	23.7%
Revenue growth rate over prior period	17.2%
     Our Energy sector revenues increased from € 35.3 million to € 41.3 million, or 17.2%, due to general good business performance, including a high volume of execution of contracts. Gross margins increased mainly due to better performance of our contracts in Europe.

     Oil & Gas
     Oil & Gas business revenues in North America for the first three months of 2006 rose 26.3% compared to the same period in 2005. The corresponding gross margins were down 9 basis points due to a return to the more traditional mix of more systems sales versus services sales and issues related to some projects having shipped with early platform release of the latest OASyS DNA product. Bookings in the first quarter of 2006 improved by 90% over the values in the first quarter of 2005, indicating very strong systems orders resulting from additional sales focus and continuing healthy market conditions.
     Client confidence in our offerings combined with a large installed base continues to provide good opportunities for systems sales, upgrades and services. The OASyS DNA platform and associated technical expertise continues to mature. With stable market conditions and continued high energy prices, we expect the growth in systems sales to be strong throughout 2006.
     Oil & Gas capital spending outside of North America continues to increase in the wake of rising oil prices. Our now well-established position in the China market and our strong installed base in Latin America, where system upgrades are pending with several national oil companies, are positive indicators for the remainder of the year 2006. This increased spending is resulting in a marked increase in the number of new projects in the sector, which we expect to translate into a strong Oil & Gas International bookings forecast for the third and the fourth quarter of 2006.
     In our Latin America region, revenues in Mexico grew by 29.5% over the period due to the contribution of the ongoing SIMCOTS projects with Pemex Refinación.
     In the rest of the regions, revenues have remained stable and gross margins have improved, signalling improvements in cost control and delivery efficiency.
     Electric
     In North America, our electric utility business revenues increased by 34.1% when comparing the three months ending March 31, 2005 to the three months ending March 31, 2006. This increase is mainly due to sales of our automation products (Sage Remote Terminal Units) to electric distribution utilities in the region. Although capital budgets for IT-related spending are down in the segment, which impacts our traditional SCADA business. We expect SCADA related bookings to improve significantly in the third and the fourth quarter of 2006. In the meantime, we continue to focus on distribution utilities that are expanding their networks due to population growth and outdated field assets. This focus explains our significant revenue growth related to automation products.
     Gross margin in this business for the three months ended March 31, 2006 is slightly lower than for the same period in 2005, which is due to increased production costs in the automation products business.

     In Europe, the main reasons for the revenue increase are the general good business performance of our organic business in the electric activity in Spain. The contribution of our ongoing projects with Adif, Red Eléctrica de España and Endesa Automation have been important during the first quarter of 2006. The contribution of these projects brought more than 32% increase in revenues in Spain in the first quarter of 2006, compared with the first quarter of 2005.
     In our Latin American region, we entered into a number of contracts, especially in the transmission grid in Brazil. Revenues in Brazil grew 26.9% as compared to the same quarter of the prior year. However, recent political movements in Latin America could affect certain opportunities in Brazil, Bolivia, Argentina and Ecuador that we have been pursuing.
     Backlog in the quarter for the energy sector totalled € 200.7 million, a 30.9% increase over the same period of 2005.
     Traffic

	Three Months Ended March 31
	2006	2005
	(Euros in thousands,
	except percentages)
Revenues	€26,845	€24,511
Gross Profit	€5,781	€5,196
Gross Margin	21.5%	21.2%
Revenue growth rate over prior period	9.5%
     Our Traffic segment revenues for the three months ended March 31, 2006 increased by 9.5%, as compared to the three months ended March 31, 2005. This was mainly due to good general business performance in our activities in Spain and Brazil and a higher volume of execution of contracts.
     As most of our temporary joint venture consortiums are in our Traffic sector, most of the impact of the consolidation of these consortiums also is reflected as an increase in the revenues in this sector in the three months ended March 31, 2006 over the same period in 2005. Excluding this impact, our revenues in this sector increased by 17.7% in the first quarter year-over-year. Our gross margin in this sector, excluding the effect of the consolidation of our temporary joint ventures, was 26.1% for the first quarter of 2006; including the effect of their consolidation, our gross margin was 21.5%.
     In Europe, the majority of our major projects are being carried out according to schedule. This is mainly true with Pride, Cantabria ITS or Ocaña la Roda ITS. On the other hand, the Cartagena-Vera Toll System due date has been postponed by the client due to delays in the road civil works. However, we do not expect that this delay will cause a decline in the project gross margin. Tag sales have continued at a normal pace, thus increasing our presence in this toll market, where we have already distributed around 60,000 units. In Ireland, the WestRoute Toll System project acceptance has been delayed until next quarter.

     In the Asia-Pacific region, we await our client’s decision to commence some of the current projects in China, such as the Urumqui UTC and Xin Xiang UTC projects. Our most relevant project in the region, the Beijing Supercenter, continues according to schedule and field installation works have started.
     In the Middle-East and Africa region, our Beirut UTC project is on schedule.
     Backlog in our Traffic segment in the quarter totalled € 99.4 million, a 56.5% increase over the same period of 2005.
     Transport

	Three Months Ended March 31
	2006	2005
	(Euros in thousands,
	except percentages)
Revenues	€8,925	€3,550
Gross Profit	€1,387	€942
Gross Margin	15.5%	26.5%
Revenue growth rate over prior period	151.4%
     Our Transport segment revenues increased by 151.4% from the three-month period ended March 31, 2005 to the three-month period ended March 31, 2006, mainly due to a higher volume of execution of our contracts in Spain and China, and the start of our recent contracts in Brazil and Venezuela.
     In Europe, revenues increased mainly from general good business performance of our organic business in the Transport activity in Spain. The contribution of our ongoing projects with Metro de Madrid, Mintra and Renfe Operadora have been significant during the first quarter of 2006. The contribution of these projects is more than 67.2% of the global Transport activity and was responsible for more than 122.2% of the total revenue increase in this segment, quarter over quarter. However, our gross margin in the first quarter of 2006 was negatively affected by the cost overruns from the required investment in new products for the Metro de Madrid, Mintra and Renfe Operadora projects.
     In the Asia-Pacific region, our contract AFC for Line 1 of Metro of Tianjin in China, is now close to completion. Therefore, although there is no large impact on revenues and margins in the quarter, it is of high importance for the development of new opportunities in the Tianjin region.
     In our Latin American region, within our Transport segment, we have entered into a number of contracts in Brazil and Venezuela. In Brazil, the upgrading of the AFC gates for CBTU metro operator at Belo Horizonte, and the launching of a new contract to refurnish several stations at Line C of CPTM , Commuter Rail of Sao Paulo, increased our revenues in this period. In Venezuela, two main contracts, the AFC and the Passenger Information System for the railway line Caracas-Tuy of IAFE (National Railway operator of whole Venezuela), booked in the last quarter of 2005, and the Information and Control Railway Systems for Metro of Valencia, booked in this first quarter of 2006, are also helping to increase significantly the revenues in this segment, quarter over quarter. These good results could, however be impacted from the recent political movements in Latin America that could affect the opportunities in the whole region.
     Backlog in the quarter totalled € 46.9 million, a 46.6% increase over the same period in 2005.
     Environment

	Three Months Ended March 31
	2006	2005
	(Euros in thousands, except percentages)
Revenues	€9,409	€4,742
Gross Profit	€2,635	€991
Gross Margin	28.0%	20.9%
Revenue growth rate over prior period	98.4%
     Revenues in our Environment segment in the three-month period ended March 31, 2006 increased by 98.4% over the same period of 2005, mainly due to the contribution of the revenues generated by Almos Systems, which we acquired in July 2005. Without the effect of the Almos contribution to revenues, our organic growth was 26.4% (from € 4.7 million to € 6.0 million), quarter over quarter.
     In Europe, our revenues increased slightly quarter over quarter. The contribution of the region to the total revenues in the Environment segment has decreased significantly (from 61% in the first quarter of 2005 to 41% in the first quarter of 2006), due to the incorporation of revenues in other geographies, like in the Middle East and Africa, where we generated 24% of our revenues with our Water Scada projects in progress in Jordan and in Qatar, as well as the contribution of the two major meteorological projects that Almos Systems has in progress in Kuwait for the Civil Aviation Authority.
     In our North America region, revenue increased by 120% from the first quarter of 2005 to the corresponding period in 2006, mainly due to the contribution of the Alberta RWIS project. In the first quarter of 2006, there was significant completion on the first environmental monitoring project (province of Alberta, Canada Road Weather Information System/Data Services), which has lower margins than traditional water/wastewater business. Water utility projects remain at good margin levels in North America, but revenues from these projects will not flow until the third and fourth quarter of 2006. These opportunities remain a focus for revenue stability.
     Gross margin in the first quarter of 2006 increased to 28% (from 21% in the same period of 2005). This increase was mainly due to the contribution of more profitable projects from our Almos acquisition, like those in Kuwait and Australia.
     Backlog in the quarter totalled € 50.3 million, a 204.8% increase over the same period of 2005.

     Other

	Three Months Ended March 31
	2006	2005
	(Euros in thousands, except percentages)
Revenues	€8,785	€7,514
Gross Profit	€2,878	€3,029
Gross Margin	32.8%	40.3%
Revenue growth rate over prior period	16.9%
     Our 16.9% growth in our Other segment revenues from the first quarter of 2005 to the first quarter of 2006 is the result of increased business activity in our healthcare, public administration and managed services activities.
     Revenues from our healthcare, public administrations and managed services in the three-month period ended March 31, 2006 increased by more than 17%, from € 7.5 million in the first quarter of 2005, to € 8.8 million in the same period of 2006. This was mainly due to the consolidation of our presence in the Spanish Central Government business and the support and maintenance business in our healthcare IT consolidated business.
     In our Latin America region, we have agreed to establish a local presence in República Dominicana in the second quarter of 2006. This will be the base point for our current pipeline of more than € 40 million in several countries in this region.
     Gross margin in our Other segment in the first quarter of 2006 decreased to 32.8% (from 40.3% in the same period of 2005). This decrease was mainly due to the higher contribution of turn-key contracts, with lower margins, especially those with the Spanish Central Government and with the Catalonia Health Service.
     Backlog in the quarter totalled € 49.4 million, a 5.6% increase over the same period of 2005.
Geographical Revenues
     The following table identifies our revenues by region during the three-month periods ended March 31, 2006 and March 31, 2005. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

			Percentage
	Three Months Ended March 31		Change
	2006	2005	2005 - 2006
	(Euros in thousands, except percentages)
Europe	€56,125	€44,318	26.6%
Latin America	16,119	12,327	30.8%
North America	15,148	10,758	40.8%
Asia-Pacific	3,672	3,225	13.9%
Middle-East and Africa	4,242	4,962	(14.5)%

Total	€95,306	€75,590	26.1%

Seasonality
We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically, we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.
Changes in Financial Condition
     Operating Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	(Euros in thousands)
Net cash used in operating activities	€(21,822)	€(7,401)
     We used more cash in operating activities in the three months ended March 31, 2006 than in the three months ended March 31, 2005. For the three months ended March 31, 2006, we had € 4.2 million of non-cash adjustments to net income, including depreciation and amortization charges of € 2.6 million, compared with € 5.2 million of non-cash adjustments to net income for the three months ended March 31, 2005, including € 2.5 million of depreciation and amortization charges. Working capital and temporary joint ventures used € 30.6 million of our operating cash in the three months ended March 31, 2006, compared with € 16.3 million in the three months ended March 31, 2005.
     The decrease in operating cash for the three months ended March 31, 2006 was mainly due to the increase in our inventory of € 7.3 million, in our unbilled revenues of € 18.6, our increase in other taxes receivable of € 2.5 million, and our decrease in our billings in excess of costs and estimated earnings on uncompleted contacts of € 8.0 million, in our accounts payable, accrued and other liabilities and related parties payable of € 4.0 million and the incorporation of the temporary joint venture consortiums’ working capital of € 1.3 million. These changes were offset by a decrease in accounts and other long-term receivables of € 10.6 million and in our related parties receivable and other assets of € 0.5 million.
     The use of operating cash for the three months ended March 31, 2005 was mainly due to the increase in our inventory of € 1.7 million and in our unbilled revenues of € 22.0 million, and a decrease in our billings in excess of cost and estimated earnings of € 2.0 million and in accrued and other liabilities of € 0.9 million. These changes were partially offset by an increase in our accounts payable, related parties and other assets of € 2.6 million, a decrease in accounts receivable of € 5.6 million, and the incorporation of the temporary joint venture consortiums’ working capital of € 1.5 million.

     Investing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	(Euros in thousands)
Net cash provided by investing activities	€21,584	€7,577
     Investing activities provided more cash during the three months ended March 31, 2006 than during the three months ended March 31, 2005.
     During the three months ended March 31, 2006 we received € 24.9 million under our credit arrangement from Abengoa and we also received € 3.2 million due to the deposits that were restricted for use as of December 31, 2005. We used cash of € 0.6 million for the purchase of property, plant and equipment. Additionally, on February 22, 2006, we paid US $ 6,812 (€ 5,731) for the remaining 30% of Miner and Miner.
     During the three months ended March 31, 2005, we received € 18.0 million under our credit arrangement from Abengoa and we also received € 8.0 million due to the deposits that were restricted for use as of December 31, 2004. In addition, we purchased a short-term deposit for € 18.4 million in February 2005.
     Financing Activities

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
	(Euro in thousands)
Net cash used in financing activities	€(282)	€(11,885)
     Financing activities used less cash in the three months ended March 31, 2006 than in the three months ended March 31, 2005.
     During the first quarter of 2006, we repaid € 3.9 million of long-term debt mainly in connection with a repayment of the current portion of long-term debt on the credit facility with LaSalle Bank. We also paid € 0.7 million of short-term debt. Additionally, we received proceeds of € 4.3 million under the credit arrangement with Abengoa.
     During the first quarter of 2005, we repaid € 6.8 million of short-term debt and € 5.6 million of long-term debt mainly due to a repayment of long-term debt on the credit facility with LaSalle Bank held by our subsidiary Telvent Canada Ltd.

     Credit Arrangements and Loan Facilities
     Details of our credit agreements and loan facilities are set forth in our 2005 Annual Report on Form 20-F.
     Our net credit line receivable under a credit arrangement with Abengoa as of March 31, 2006 was € 6.5 million, with € 43.5 million remaining available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.
     As of March 31, 2006, there was no amount outstanding under Telvent Canada’s two separate credit facilities with LaSalle Bank.
     As of March 31, 2006, € 6.0 million was outstanding under the financings obtained by our subsidiary, Telvent Housing S.A. for the equipment and fixtures installed in our two Madrid facilities and our Barcelona facility. In addition, the amount of outstanding principal under our Fortis Bank loan was € 2.5 million.
     As of March 31, 2006, the amount outstanding with Monte de Piedad y Caja de Ahorrros de Ronda, Cadiz, Almeria, Malaga y Antequera (Unicaja) under the credit agreement in connection with El Toyo Digital City Project was € 9.9 million.
     As of March 31, 2006, € 4.5 million was outstanding in connection with the credit facilities that our subsidiary, Telvent Brazil, S.A., obtained from various financial institutions.
     In the ordinary course of business, we arrange for surety bonds, letters of credit and performance guarantees. Our performance guarantees are generally in the form of performance bonds to our customers. The bonds are for a fixed monetary amount and match the duration of the contract. We mitigate to some degree our risk by requiring our subcontractors to provide similar bonds. In connection with some of our obligations, we currently depend on lines of credit established by Abengoa with third-party lenders. As of March 31, 2006, we had € 147.3 million of these obligations outstanding.
     In addition, we maintain financial guarantees of €1.5 million in connection with the deferred payment of our Almos acquisition.

     Forward - Looking Statements
     Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:
•	our anticipated growth strategies in each of the sectors in which we operate;

•	the levels of growth we anticipate in our targeted geographies;

•	our future business development, results of operations and financial condition;

•	the success of our research and development activities;

•	our ability to continue to control costs and maintain the quality of our services and solutions;

•	our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

•	risks associated with the financing of “Build-Operate-Transfer” programs;

•	our ability to provide integrated IT solutions;

•	our ability to sell additional products to our existing customer base;

•	our expectations regarding information technology expenditures by our customers;

•	our ability to identify, acquire and integrate complementary businesses;

•	the trend of our customers to outsource more of their mission-critical activities;

•	our expectations regarding the payment of dividends and our future effective tax rate;

•	our ability to grow based upon our relationship with our parent company Abengoa, S.A.;

•	Abengoa’s future activities with respect to us;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds from our initial public offering;

•	our ability to increase revenues and operating margins by shifting our product mix; and

•	the importance of our alliances, joint venture partners and investments.
     We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
C. Quantitative and Qualitative Disclosures about Market Risk
     Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed, to a lesser extent, to interest rate risk from our interest-bearing assets and liabilities.
Exchange Rate Risk
     The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts in which revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At present, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies that differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.
     We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage our foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

     Although these are used solely as economic hedges, these transactions are currently recorded at fair value on our balance sheets, with related gains and losses recorded as earnings on our consolidated statements of operations, as we have not yet sought to apply hedge accounting under U.S. GAAP (SFAS 133, Accounting for Derivative Instruments and Hedging Activities) for these transactions. We will begin to apply hedge accounting during the year 2006.
     The following tables provide quantitative information about our foreign exchange contracts by principal currency as of March 31, 2006 and December 31, 2005.

	As of March 31, 2006
	Positive Fair		Negative Fair
	Value	Notional Amount	Value	Notional Amount
	(In thousands)
Forward exchange contracts:
Euro / U.S. Dollars versus:
U.S. Dollars	€435	€5,727	€179	€4,766
Maroc Dirharns	—	—	4	613
Brazilian Reais	(39)	996	195	2,023
Mexican Pesos	14	233	—	—
Canadian Dollars	455	16,769	430	32,819
Jordan Dinars	—	—	37	1,117
Qatari Riyals	—	—	78	3,560
Japanese Yen	12	6,614	12	6,614
Swedish Kronas	7	408	—	—
Thai Bahts	4	659	18	2,272

	€888	€31,376	€953	€53,874
Interest rate contracts:
Interest rate caps	108	12,315	25	23,480
Total	€996	€43,691	€978	€77,264

	As of December 31, 2005
	Positive Fair		Negative Fair
	Value	Notional Value	Value	Notional Value
	(In thousands)
Forward exchange contracts:
Euro / U.S. Dollars versus:
U.S. Dollars	€435	€7,336	€312	€6,150
Maroc Dirharns	—	—	7	614
Brazilian Reais	—	—	521	3,243
Mexican Pesos	158	10,929	—	—
Canadian Dollars	601	17,010	406	23,458
Jordan Dinars	—	—	47	1,127
Qatari Riyals	—	—	147	3,622

	€1,194	€35,275	€1,440	€38,214

Interest rate contracts:
Interest rate caps	—	—	—	23,480
Total	€1,194	€35,275	€1,440	€61,694

     The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.
     As a result of the increase in our sales abroad, starting in 2003, we have been subject to greater exposure to fluctuations between foreign currencies and the Euro. As our non-Euro denominated revenues continue to increase as a percentage of our total revenues, we expect this trend to continue.
Interest Rate Risk
     We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We manage certain specific exposures from some of our long-term debt obligations using interest rate caps to limit the impact of interest rate increases.
     Details of the terms of our short-term and long-term debt are reflected in Notes 14 and 15, respectively, of the Notes to the Consolidated Financial Statements included in our 2005 Annual Report on Form 20-F.

II. OTHER INFORMATION
A. Legal Proceedings
Since the filing of our 2005 Annual Report on Form 20-F, there has been no new material developments in the Xfera legal proceeding.
B. Risk Factors
     Factors that could adversely affect our future financial performance are contained within the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission on May 3, 2006 (our “Annual Report”). There have been no material changes from the risk factors as previously disclosed.
C. Use of Proceeds
     On February 22, 2006, we used $ 6.8 million of the net proceeds from our initial public offering to make the payment for the acquisition of the remaining 30% of the shares of Miner & Miner.
     On April 12, 2006, we made an additional payment of € 0.4 million as part of a cash adjustment payment stipulated in the Almos purchase agreement.
     On April 26, 2006, we signed a share purchase agreement to acquire 80% of Beijing Blue Shield for a total purchase price of 32 million (Rmb) (€ 3.2 million). Part of the purchase price, amounting to € 960, was paid on the signing date.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 30, 2006